UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 3)*
FIRST NATIONAL CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $1.25 PER SHARE
(Title of Class of Securities)
32106V107
(CUSIP Number)

M. SHANE BELL FIRST NATIONAL CORPORATION 112 WEST KING STREET STRASBURG, VIRGINIA 22657 (540) 465-9121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 13, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP 32106V107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James R. Wilkins, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 294,350
	8.	SHARED VOTING POWER 101,099
	9.	SOLE DISPOSITIVE POWER 294,350
	10.	SHARED DISPOSITIVE POWER 101,099
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,449
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2
14.	TYPE OF REPORTING PERSON (See Instructions) IN

AMENDMENT NO. 3

TO

SCHEDULE 13D

FOR

JAMES R. WILKINS, III

Item 1.               Security and Issuer

This Schedule 13D relates to the common stock, par value $1.25 per share (“Common Stock”), of First National Corporation, 112 West King Street, Strasburg, Virginia 22657 (the “Issuer”).

Item 2.               Identity and Background

(A)	James R. Wilkins, III

(B)	1016 Lake St. Clair Drive, Winchester, Virginia 22603.

(C)

Mr. Wilkins is President of Silver Lake Properties, Inc. and General Partner of Wilkins Investments, LP and Wilkins Enterprises, LP, all of which are real estate development and management companies with offices located at 13 South Loudoun Street, Winchester, Virginia 22601.  He is also a director of the Issuer.

(D)	During the last five years, Mr. Wilkins has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the last five years, Mr. Wilkins has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)	Mr. Wilkins is a citizen of the U.S.A.

Item 3.             Source and Amount of Funds and Other Consideration

James R. Wilkins, III beneficially owns shares of Common Stock directly and through certain entities controlled by him. The source and amount of funds or other consideration used by Mr. Wilkins in acquiring beneficial ownership of shares of Common Stock are as follows:

From May 2007 to October 2010, Wilkins Investments, LP (of which Mr. Wilkins is a general partner) purchased 23,544 shares of Common Stock on the open market for approximately $463,108 with the partnership’s available cash. Accordingly, Wilkins Investments, LP (and thus Mr. Wilkins) now beneficially owns 100,468 shares of Common Stock.

In May 2001, Mr. Wilkins became a director of the Issuer.  In January 2009, Mr. Wilkins inherited 914 shares from his late grandmother’s estate. From May 2011 to August 2011, Mr. Wilkins purchased 3,554 shares of Common Stock on the open market for approximately $33,625 with personal funds. In June 2012, Mr. Wilkins purchased 125,000 shares of Common Stock through a rights offering for approximately $500,000 with personal funds. From November 2012 to December 2013, Mr. Wilkins purchased 34,949 shares of Common Stock on the open market for approximately $181,203 with personal funds. From November 2015 to August 2017, Mr. Wilkins received 946 shares of Common Stock from the Issuer in the form of stock awards. In June 2018, Mr. Wilkins sold 7,864 shares of Common Stock on the open market for approximately $156,887. From August 2018 to August 2019, Mr. Wilkins received 950 shares of Common Stock from the Issuer in the form of stock awards. Accordingly, Mr. Wilkins now owns directly 268,497 shares of Common Stock of the Issuer.

In November 2012, Mr. Wilkins, in his capacity as custodian for one or more of his children, purchased 7,725 shares of Common Stock on the open market for approximately $40,674 with personal funds. In January 2016, Mr. Wilkins established two limited liability companies (of which Mr. Wilkins is a member) on behalf of his children and, in his capacity as custodian for one or more of his children, transferred 3,662 shares of Common Stock to GSW Holdings, LLC and 3,267 shares of Common Stock to LTW Holdings, LLC. In July 2017, Mr. Wilkins established a limited liability company (of which Mr. Wilkins is a member) on behalf of one of his children and, in his capacity as custodian for his child, transferred 4,176 shares of Common Stock to JRWIV Holdings, LLC. In December 2019, Mr. Wilkins established a limited liability company (of which Mr. Wilkins is a member) on behalf of one of his children and, in his capacity as custodian for his child, transferred 2,800 shares of Common Stock to IBW Holdings, LLC.

In May 2020, GSW Holdings, LLC purchased 3,000 shares of Common Stock on the open market for approximately $42,750 with the company's available cash. Accordingly, GSW Holdings, LLC (and thus Mr. Wilkins) now beneficially owns 6,662 shares of Common Stock.

In May 2020, LTW Holdings, LLC purchased 3,000 shares of Common Stock on the open market for approximately $42,450 with the company's available cash. Accordingly, LTW Holdings, LLC (and thus Mr. Wilkins) now beneficially owns 6,267 shares of Common Stock.

In May 2020, IBW Holdings, LLC purchased 3,000 shares of Common Stock on the open market for approximately $42,569 with the company's available cash. Accordingly, IBW Holdings, LLC (and thus Mr. Wilkins) now beneficially owns 5,800 shares of Common Stock.

In May 2020, JRWIV Holdings, LLC purchased 2,948 shares of Common Stock on the open market for approximately $41,862 with the company's available cash. Accordingly, JRWIV Holdings, LLC (and thus Mr. Wilkins) now beneficially owns 7,124 shares of Common Stock.

In May 2020, Mr. Wilkins’ spouse purchased 631 shares of Common Stock on the open market for approximately $9,863 with personal funds. Accordingly, Mr. Wilkins now beneficially owns an additional 631 shares of Common Stock.

Item 4.              Purpose of Transaction

James R. Wilkins, III has acquired shares of Common Stock, directly and indirectly, for investment purposes, and he may continue to do so in the future for such purposes.

There are no plans or proposals that Mr. Wilkins may have that relate to or would result in:

(A)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

(B)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(C)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(D)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(E)	Any material change in the present capitalization or dividend policy of the Issuer;

(F)	Any other material change in the Issuer’s business or corporate structure;

(G)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(H)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(I)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(J)	Any action similar to any of those enumerated above.

Item 5.               Interest in Securities of the Issuer

(A)	The aggregate number and percentage of Common Stock beneficially owned by Mr. Wilkins are 395,449 shares and 8.2%, respectively.

(B)

Mr. Wilkins owns directly 268,497 shares and is the sole manager of GSW Holdings, LLC, LTW Holdings, LLC, IBW Holdings, LLC and JRWIV Holdings, LLC, entities that hold 25,853 shares, thus Mr. Wilkins has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 294,350 shares identified pursuant to Item 5(A).  Mr. Wilkins is a general partner of Wilkins Investments, LP, an entity that holds 100,468 shares, and his spouse holds 631 shares, thus Mr. Wilkins has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 101,099 shares identified pursuant to Item 5(A).

Wilkins Investments, LP’s address is 13 South Loudoun Street, Winchester, Virginia 22601. During the last five years, Wilkins Investments, LP has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Wilkins Investments, LP is organized under the laws of Virginia.

Mr. Wilkins’ spouse is a citizen of the U.S.A., and her address is 1016 Lake St. Clair Drive, Winchester, Virginia 22603. During the last five years, she has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(C)	The following table discloses the transactions in Common Stock during the past 60 days by Mr. Wilkins:

Date	Type of Transaction	Number of Shares	Price Per Share
5/8/20	Purchase in open market	29	$14.35
	(By Spouse)
5/8/20	Purchase in open market	100	$14.95
	(By Spouse)
5/8/20	Purchase in open market	21	$14.99
	(By Spouse)
5/8/20	Purchase in open market	79	$15.00
	(By Spouse)
5/8/20	Purchase in open market	402	$16.05
	(By Spouse)
5/12/20	Purchase in open market	3,000	$14.25
	(By GSW Holdings, LLC)
5/12/20	Purchase in open market	3,000	$14.15
	(By LTW Holdings, LLC)
5/12/20	Purchase in open market	310	$14.10
	(By IBW Holdings, LLC)
5/13/20	Purchase in open market	2,690	$14.20
	(By IBW Holdings, LLC)
5/13/20	Purchase in open market	2,948	$14.20
	(By JRWIV Holdings, LLC)

(D)

Mr. Wilkins is a general partner in Wilkins Investments, LP (with James R. Wilkins, Jr.), which holds shares of Common Stock.  He, therefore, shares the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

Mr. Wilkins is a member in GSW Holdings, LLC (with his daughter), LTW Holdings, LLC (with his daughter), IBW Holdings, LLC (with his daughter) and JRWIV Holdings, LLC (with his son), each of which holds shares of Common Stock. Mr. Wilkins, therefore, shares the receipt of dividends from, or the proceeds from the sale of, such shares.

(E)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

James R. Wilkins, III is a director of the Issuer.

Item 7.	Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2020

/s/ James R. Wilkins, III

James R. Wilkins, III

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).